SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment ____*)

ASIA ENTERTAINMENT & RESOURCES LTD.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G25783120
(CUSIP Number)
Spring Fortune Investment Ltd. 1004 East Town Building 16 Fenwick Street Wanchai, Hong Kong 852-2110-9133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

____________
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25783120	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Spring Fortune Investment Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,729,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,729,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,729,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 77.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G25783120	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D is filed by Spring Fortune Investment Ltd (“Spring Fortune”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Asia Entertainment & Resources Ltd. (f/k/a CS China Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,545,224 Ordinary Shares outstanding as of February 12, 2010.

Background

On February 2, 2010, the Issuer consummated the transactions contemplated by the Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Stock Purchase Agreement”), among the Issuer, Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune, which, among other things, provided for the acquisition by the Issuer of all of the outstanding capital stock of AGRL (the “Acquisition”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Item 2.	Identity and Background.

The business address of Spring Fortune is 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.  Spring Fortune is a holding company incorporated in the British Virgin Islands on May 9, 2007.  Prior to the Acquisition, Spring Fortune was the sole shareholder of AGRL.  AGRL is an investment holding company incorporated in Hong Kong on May 2, 2007. The principal business activities of its wholly owned subsidiaries are to hold profit agreements with AGRL’s VIP gaming promoters and to receive 100% of the profit streams from AGRL’s VIP gaming promoters.

Lam Man Pou, Vong Hon Kun, Leong Siak Hung and Li Chun Ming, Raymond are the executive officers and directors of Spring Fortune.

During the past five years, neither Spring Fortune nor any of Spring Fortune’s executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Spring Fortune nor any of Spring Fortune’s executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G25783120	SCHEDULE 13D	Page 4 of 7 Pages

Item 3.	Sources of Funds.

The Stock Purchase Agreement provided, among other things, for the acquisition by the Issuer from Spring Fortune of all of the outstanding capital stock of AGRL in exchange 10,350,000 Ordinary Shares to be issued to Spring Fortune upon the closing of the Acquisition, 4,210,000 Ordinary Shares to be issued to Spring Fortune upon the filing of the Issuer’s annual report on Form 20-F for the 2010 fiscal year and up to 19,316,000 additional shares to be issued to Spring Fortune as incentive consideration if certain income targets are met for the years 2009 through 2012.  Of the 10,350,000 Ordinary Shares issued at the closing, Spring Fortune designated 621,000 to certain entities that had provided services to Spring Fortune.

Item 4.	Purpose of Transaction.

Spring Fortune acquired the Ordinary Shares described in this Schedule 13D for investment purposes.  Spring Fortune may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

The following directors of Spring Fortune hold the following positions with the Issuer:

Name	Position with the Issuer
Lam Man Pou	Director and Chairman
Leong Siak Hung	Director and Chief Executive Officer
Li Chung Ming, Raymond	Director and Chief Financial Officer
Vong Hon Kun	Director and Chief Operating Officer

At the date of this Schedule 13D, except as set forth in this Schedule 13D, and except as consistent with the management of Spring Fortune holding management positions with the Issuer, Spring Fortune has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

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(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Spring Fortune is the beneficial owner of 9,729,000 Ordinary Shares, representing 77.6% of the Issuer’s outstanding Ordinary Shares.  Spring Fortune has sole voting and dispositive power over such Ordinary Shares.  This amount does not include (i) 4,210,000 Ordinary Shares that will be issued to Spring Fortune upon the filing of the Issuer’s annual report on Form 20-F for the 2010 fiscal year and (ii) up to 19,316,000 additional Ordinary Shares that may be issued to Spring Fortune as incentive consideration if certain income targets are met for the years 2009 through 2012, in each case pursuant to the Stock Purchase Agreement.

In the past 60 days, Spring Fortune effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Stock Purchase Agreement provides that, until February 2, 2011, restrictions on sale will apply to 6,648,969 Ordinary Shares held by Spring Fortune and certain of its designees. Of such shares that may be sold in the public market, one-third must be sold at a price equal to or greater than $9.50 per share, an additional one-third must be sold at a price equal to or greater than $8.50 per share and all of such shares must be sold at a price equal to or greater than $7.50 per share. With respect to shares issued as incentive consideration, no sales in the public market may be made until the later of February 2, 2011 or three months after the date of their issuance in excess of 10% of the number of shares so issued. No private sales of any of such shares will be made during the periods during which the sale restrictions referred to previously in this paragraph apply unless the buyer acknowledges and agrees in writing to such restrictions. The allowable amount of shares that may be sold during such period may be increased only with the consent of at least five of the Issuer’s seven directors. The proceeds of such allowable sales, up to an amount equal to amounts expended from the trust account for redemptions and purchases (as described in the proxy statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010), are to be loaned to AGRL, without interest, until such time as the working capital of AGRL is at least $100,000,000.

At the closing of the Acquisition, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of Spring Fortune under the Stock Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of 6,648,969 shares were be placed in escrow by Spring Fortune and its designees (the “Escrow Fund”).  The shares shall be held in the Escrow Fund until thirty days after the Issuer has filed its annual report on Form 20-F for the 2010 fiscal year.  Notwithstanding the foregoing, one year after the closing date, all of the Ordinary Shares shall be released from the Escrow Fund except 15% of the Ordinary Shares issued to Spring Fortune and its designees at the closing and such additional shares as are then held in the Pending Claims Reserve (as defined in the Escrow Agreement)

CUSIP No. G25783120	SCHEDULE 13D	Page 6 of 7 Pages

Item 7.	Material to be filed as Exhibits.

1.
Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited, and Spring Fortune Investment Ltd (included as Annex A to the Issuer’s Proxy Statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010 and incorporated herein by reference).

2.
Form of Escrow Agreement among the Issuer, Spring Fortune and Continental Stock Transfer & Trust Company (included as exhibit 10.1 to the Issuer’s Form 20-F, filed on February 8, 2010 and incorporated herein by reference).

CUSIP No. G25783120	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2010

SPRING FORTUNE INVESTMENT LTD.

By:	/s/ Lam Man Pou
Lam Man Pou, Chairman and Director